Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the following Registration Statements:

Form S-8 nos. 333-253489
Form F-10 nos. 333-251032

of CI Financial Corp. (the “Company”) and the use herein of our reports dated March 31, 2022, with respect to the consolidated statements of financial position as at December 31, 2021 and 2020 and the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the effectiveness of internal control over financial reporting of the Company as of December 31, 2021, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 31, 2022